[Ropes & Gray LLP Letterhead]

July 10, 2009

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

                  Senior Assistant Chief Accountant

Re:	The Hanover Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ending March 31, 2009
Filed May 8, 2009
Schedule 14A Filed March 27, 2009
File No. 001-13754

Dear Mr. Rosenberg:

On behalf of The Hanover Insurance Group, Inc. (the “Company”), this letter responds to the comments raised by the Staff of the Commission in its letter dated June 18, 2009 to Mr. Frederick H. Eppinger, Jr. with respect to the Company’s most recent Schedule 14A filed March 27, 2009, Form 10-K filing for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ending March 31, 2009. As noted below, in response to several of the Staff’s comments, the Company proposes to revise the disclosure in its future Schedule 14A, Form 10-K and Form 10-Q filings. The Company has included the proposed revisions for the Staff’s review as an attachment to this letter.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the Schedules 14A, Forms 10-K and Forms 10-Q do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Short-Term Compensation, page 28

1.	You disclose on page 29 that each executive officer’s actual award is determined, in part, by “such executive officer’s performance against certain pre-established individual goals.” Please expand your disclosure to provide a more specific discussion of each officer's pre-established individual objectives. If the objectives included targets or were quantified, then the discussion should be quantified and/or should identify the targets. Please state whether these targets were achieved, and how this information was used by the compensation committee to adjust each element of compensation paid.

As described in the proxy statement filed March 27, 2009 (the “Proxy Statement”), the maximum funding for payments to our Named Executive Officers (“NEOs”) under our annual short-term incentive compensation program (“IC Program”) is determined based upon pre-established corporate financial performance metrics. The Compensation Committee may then reduce this amount based upon other financial factors to establish a baseline funding level (for example, in 2008 funding was reduced from a maximum of 99% of target to 75%, and in 2007 funding was reduced from a maximum of 101% of target to 94%). From there, an individual NEO’s payout is determined based upon salary level, pre-established bonus targets and the Committee’s overall assessment of the NEO’s individual performance.

With respect to the Compensation Committee's evaluation of the individual's performance, the Proxy Statement presents on page 31, in tabular format, a description of the key individual achievements that contributed to the Committee's determination of the NEO's bonus. The Company believes the presentation and substance of this disclosure concisely presents to readers the material elements of the Compensation Committee's decision-making process with respect to the IC Program and that adding disclosure regarding elements, or targets, that did not prove material, would serve to detract from the proxy disclosure.

The Company has confirmed the following additional information about the compensation process. As a means of measuring individual performance, each year, the Compensation Committee approves individual goals for each of our NEOs. Depending on the individual, the goals may include both objective targets as well as subjective objectives, and generally no one objective is given a particular weighting. In all cases, however, the achievement, or failure to achieve, some or all of the objectives does not result in a formulaic “payout” or adjustment to the baseline funding, but rather this data is viewed by the Compensation Committee as only one of several measures against which to examine the NEO’s overall performance in a given year. As disclosed in the Compensation Discussion and Analysis on page 27 under the heading “Role of Executive Officers in Compensation Decisions and CEO Performance Review”, individual performance is also measured based upon, in the case of the CEO, an independent performance review conducted by our independent Chairman of the Board, and in the case of all other NEOs, upon performance information provided by the CEO and in some cases our Chief Human Resources Officer. Additionally, the Committee may also take into account its own evaluation based upon personal interaction with the individual NEO throughout the course of the year.

The performance of the pre-established individual goals serves as only one of several different measures for determining overall individual performance. The achievement, or failure to achieve, any particular individual objective is not critical as to the level of payout under the IC Program; accordingly we have not viewed the disclosure of each performance goal as material or necessary to understanding our compensation practices. In fact, given the ever changing, and often unforeseen, circumstances that occur during a given year, the achievement, or failure to achieve, any given objective may not even be relevant to the NEO’s performance review. Accordingly, we believe it is appropriate and more meaningful to disclose and focus only on those certain key individual achievements that were most important in helping to form the Compensation Committee’s view as to the performance and level of IC Program payment for each NEO.

In the interest of making this process clearer for our shareholders and improving our overall disclosure, however, we will expand our discussion of individual goals in our 2010 proxy statement consistent with the illustrative disclosure provided in the attached document.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 1A — Risk Factors, page 17

2.	The risk factor discussion beginning on page 17 identifies a number of risks without providing a sufficient level of detail or a discussion of the potential consequences. Please revise the risk factor section to include a detailed discussion of the material risks to your business. Each risk factor should be discussed following a heading which identified the risk and the potential consequences. Please note the inclusion of the additional discussion in an exhibit is not sufficient to address the required disclosure in your document.

We note the Staff's comment and beginning with our Form 10-K filing for the year ending December 31, 2009 (“2009 Form 10-K”) we will incorporate the additional detail contained in Exhibit 99.2 into the text of the Form 10-K.

3.	Please include a separate risk factor discussing the unrealized losses and the consequences if you are unable to hold these assets until they recover in value.

The Company proposes expanding its disclosure related to Risk Factors to discuss the unrealized losses and the consequences if it is unable to hold its investments until they recover in value as illustrated in the attached document. The Company proposes to make such changes in future filings beginning with adding the described risk factor to its Form 10-Q for the quarter ending June 30, 2009 (“2009 Form 10-Q”) and its 2009 Form 10-K.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Review of Judgments and Key Assumptions, page 35

4.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please disclose the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

b.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

3.	Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

c.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

1.	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d.	You state that your key assumptions are severity and frequency. Please disclose the following:

1.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.	Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

In response to your comment, beginning with the 2009 Form 10-Q, the Company proposes to revise the discussion of Reserve for Losses and Loss Adjustment Expenses in Segment Results of its Management’s Discussion and Analysis in the manner set forth in the attached document. We have improved our disclosure to better explain the methods we use to calculate our IBNR reserve, how the methods differ from our short-tail and long-tail business, management’s process for determining and recording its best estimate of reserves each quarter, and the judgments and uncertainties regarding our estimate of loss reserves. In addition, beginning with the 2009 Form 10-Q, the Company will add into Segment Results – Reserve for Losses and Loss Adjustment Expenses, a cross-reference that directs the reader to its discussion of Property & Casualty Insurance Loss Reserves in the Critical Accounting Estimates section of its Management’s Discussion and Analysis.

To facilitate the Staff’s review of proposed changes, the attached document is based on our disclosures under the Reserve for Losses and Loss Adjustment Expenses in Segment Results as provided in our Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), with changes identified so the Staff can review how the disclosure will be presented in the 2009 Form 10-K. However, since we have not yet finalized our 2009 data, the attached document includes the 2008 Form 10-K amounts for illustration purposes.

5.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format by line of business the impact that reasonably likely changes in severity and frequency assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

In response to your comment, the Company proposes to revise the discussion of Reserve for Losses and Loss Adjustment Expenses in Segment Results section of its Management’s Discussion and Analysis in the manner set forth in the attached document, commencing with the filing of the Company’s 2009 Form 10-Q.

We have improved our disclosure to better explain the possible variation from current estimates of loss reserves due to a change in our expected loss ratio assumptions, which incorporate variability in both ultimate frequency and severity for the primary coverages within our major lines of business.

Investment Portfolio, page 46

6.	Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings since they are not particularly useful.

The Company’s municipal securities with third party guarantees represent only 8% of its fixed maturity investment portfolio. Unrealized losses on municipal securities with third party guarantees were a small portion of total gross unrealized losses at December 31, 2008 at approximately 4% of such losses. Also, the value of gross unrealized losses by credit rating with third party guarantees is not materially different than the amount of gross unrealized losses by credit rating without the third party guarantees as illustrated in the supplemental table Schedule 10b attached hereto.

In the 2008 Form 10-K filing, the Company’s disclosures focus on the investment sector exposures that comprise the majority of our gross unrealized losses and related exposures. For example, on page 49 the Company quantifies its unrealized losses by investment sectors and on page 50, discloses its top 25 holdings by issuer and credit rating for the sectors with the largest unrealized losses. The Company believes that this disclosure sufficiently enables users of its Form 10-K filing to understand the significant risks and exposures in our investment portfolio.

In accordance with our conversation with the SEC Staff, Mr. Jim Peklenk, on June 24, 2009 and in view of the existing disclosure regarding the Company’s material exposures in its investment portfolio on pages 49 and 50 of the Company’s 2008 Form 10-K, the Company believes that further disclosure of its investments with third party guarantees is not material nor required.

However, the Company will remove references to weighted average credit ratings and may replace such disclosure with specific credit ratings for the particular security class, if considered material, in future filings beginning with the quarter ended June 30, 2009.

Other-than-Temporary Impairments

Unrealized Losses, page 49

7.	In your Analysis of Unrealized Losses on Securities, we note that you monitor market events that impact your issuers, such as intent and ability to make all principal and interest payments when due. Please expand your disclosure to clarify the process you use to determine whether the ability of an investment to generate cash flows has changed adversely or not. Discuss the level of recent cash flows compared to the projected cash flows underlying your mortgage- backed securities when the transactions were originated. In those cases where the monthly cash flows are materially lower than the originally projected cash flows, please tell us the factors considered in concluding that the investments are not impaired. This comment also applies to your analysis of unrealized losses on securities in your Form 10-Q for the quarterly period ended March 31, 2009.

The Company proposes expanding its disclosure in future filings beginning with its 2009 Form 10-Q, to clarify the process it uses to determine whether the ability of an investment to generate cash flows has changed adversely as illustrated in the attached document.

Regarding additional disclosures concerning mortgage backed cashflows, the Company notes that its projected cash flows underlying mortgage-backed securities are not materially different from when the transactions were originated. All of our mortgage-backed securities are investment grade and we have no investments either directly or indirectly in sub-prime mortgages. While the Company did impair three mortgage backed securities to fair value in 2008 for a total of $7.6 million of impairments, less than 30% of this $7.6 million impairment charge was due to projected changes in cash flows. We believe this amount is not material relative to our total impairments as it represents only 2% of impairments taken in 2008 or less than 1% of shareholders equity. Therefore, changes in projected cashflows did not have a material effect on our realized losses, unrealized losses or shareholders’ equity at December 31, 2008. Given the investment grade status of our mortgage backed securities, our lack of investments in sub-prime and the relatively low level of cash flow related mortgage backed impairments, the Company believes the additional disclosure would not be meaningful to investors.

8.	In 2008, you recognized $113.1 million of realized losses and an additional $278.1 million in gross unrealized losses on fixed maturities and equity securities. These amounts are based on your evaluation of impairments related primarily to mortgage-backed, asset-backed and collateralized securities and securities of financial institutions. Given the materiality of these amounts and the apparent subjectivity reflected in this evaluation process, please expand your disclosure to include a description of the methods and key assumptions used in your estimation of loss. In particular, ensure that it quantifies the key assumptions used at December 31, 2008 and the impact of reasonably likely changes in these assumptions on your operating results.

The Company proposes expanding its disclosure in future filings beginning with its 2009 Form 10-Q to provide a description of the methods and key assumptions used in its estimation of loss as illustrated in the attached document.

Market Risk and Risk Management Policies

Interest Rate Sensitivity, page 51

9.	Please expand your disclosures to add a table which summarizes the estimated effects on your results of operations of reasonably likely changes in interest rates on your assets and liabilities that are subject to interest rate risk.

The Company proposes expanding its disclosure in future filings beginning with its 2009 Form 10-Q to provide a table which summarizes the estimated effects of reasonably likely changes in interest rates as illustrated in the attached document.

Item 8.	Financial Statements And Supplementary Data

Notes To Consolidated Financial Statements

5. Investments

Securities In A Continuous Unrealized Loss Position, page 87

10.	In order to more clearly present your analysis of the $394.3 million in Gross Unrealized Losses for 2008 on your fixed maturities and equity securities in a continuous unrealized loss position, please revise your disclosure to:

a.	Provide a table that disaggregates the Gross Unrealized Losses on fixed maturities, for 2008 and 2007, by the five classifications (page 84) separately for Investment grade fixed maturities and Below investment grade fixed maturities.

The Company proposes expanding its disclosure in future filings beginning with its 2009 Form 10-Q to provide a table that disaggregates the Gross Unrealized Losses on fixed maturities by the FAS 115 classifications separately for Investment grade and below investment fixed maturities in the manner set forth in the attached document.

b.	Provide a table that presents the Gross Unrealized Losses, for each of the above classifications, for 2008 and 2007, by credit rating separately with and without third party guarantees.

The Company proposes expanding its disclosure in future filings beginning with its 2009 Form 10-Q to provide a table that disaggregates the gross unrealized losses on fixed maturities by the above classifications, for investment grade and below investment grade securities, with third party guarantees, by credit rating as illustrated in the attached document.

The Company notes that its municipal securities with third party guarantees are not material at less than 10% of the Company’s investment portfolio and only 4% of the gross unrealized losses at December 31, 2008. Also, the value of gross unrealized losses by credit rating with third party guarantees is not materially different than the amount of gross unrealized losses by credit rating without the third party guarantees as illustrated in the supplemental table Schedule 10b attached hereto. As such, the Company believes that the additional disclosure of its gross unrealized losses by credit rating without third party guarantees does not provide meaningful additional information about the material risks of its investment portfolio, and therefore proposes that this disclosure is not necessary. Please see the response to Comment 6 above.

c.	Provide a table that analyzes the severity of Gross Unrealized Losses broken out between investment grade and below investment grade for 2008 and 2007. For example, group the securities by categories of severity of fair value below amortized cost. Show columns containing “Par Value”; “Unrealized Loss”; “Fair Value” and “% to Total Fixed Maturities” for the following levels of severity of unrealized loss or whatever levels the companies deem appropriate for its circumstances:

•	Unrealized loss that is greater than 80% of amortized cost;

•	Unrealized loss that is equal to 60% and 79% of amortized cost;

•	Unrealized loss that is less than 60% of amortized cost.

For securities in an unrealized loss position that are below investment grade, please provide a quantitative and qualitative assessment of how you concluded that an other than temporary loss need not be recorded. Specifically, reconcile your conclusions regarding liquidity of the below investment grade counterparty and the definition of below investment grade credit ratings. In addition, please revise your disclosure to include the factors that support your belief that it is probable you will be able to collect all amounts due with regard to these securities.

We have provided a supplemental Schedule 10c, attached hereto, which illustrates Gross Unrealized Losses broken out between investment grade and below investment grade by severity of the loss. At December 31, 2008, only 7% of gross unrealized losses were 60% or greater than amortized cost and the associated fair values were equal to less than 1% of the total fair value of fixed maturities and equities with gross unrealized losses. As such, we believe this table, providing further disaggregation of this information, is not material nor would it enhance disclosure. The Company also notes that its disclosures on page 51 of its 2008 Form 10-K includes a discussion of how it concluded that an other than temporary loss need not be recorded. Moreover, the Company notes that additional disclosure proposed in response to the Staff’s comments 7&8 includes the factors that the Company considers when assessing whether it will collect all amounts due with regard to fixed maturity investments. Given these disclosures, the Company believes that no further disclosure is necessary as it would not provide meaningful additional information to investors.

7. Fair Value, page 89

11.	You state that you use a third party pricing service to price a significant portion of your securities. Please revise your disclosure to clarify the following:

•	Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;

•

Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and

•

The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations. Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

The Company proposes expanding its disclosures related to third party pricing in the manner set forth in the attached document. The Company proposes to make such changes in future filings beginning with its 2009 Form 10-Q.

12.	Please revise your disclosure for the Table of Level 3 Asset changes, on page 91, to clarify the specific inputs that became unobservable causing the transfers from Level 2 to Level 3. Further, please revise your table to show the transfers in and out of Level 3 on a gross basis.

The Company notes that its Level 3 assets are not material as they represent only 1.5% of the total investment portfolio and only 1.8% of total gross unrealized losses for the year ended December 31, 2008. Gross transfers out of Level 3 were less than 1% of the fixed maturity portfolio and gross transfers into Level 3 were only 2% of the fixed maturity portfolio for the year ended December 31, 2008. The Company wishes to advise the Staff that it reclasses securities to and from Level 3 based on its assessment of the significance of unobservable inputs on the fair value measurement as disclosed on page 91 of the 2008 Form 10-K. Such unobservable inputs include the significance of the liquidity premium and credit spread inputs utilized in existing matrix models, as well as the use of non-binding broker quotes as inputs to the valuation.

Due to the immaterial amount of Level 3 assets and the Company’s existing disclosure, we believe that further disclosure concerning Level 3 transfers would not provide meaningful additional information to investors and is therefore not necessary.

13.	Please separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented. For the unrealized losses that are attributable to movements in credit spreads, please disclose why you believe, given the drop in credit quality, the unrealized loss should not be recognized.

The Company does not calculate the amount of total gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads and other factors such as liquidity spreads. The Company discussed this with the SEC Staff, Mr. Jim Peklenk, on June 24, 2009, and our understanding from that conversation is that the Staff is seeking information regarding the amount of unrealized losses subject to impairment analysis under the new accounting standard Financial Accounting Standards Board Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2).

Beginning with the quarter ending June 30, 2009, the Company will adopt FSP FAS 115-2. Upon adoption, the Company will bifurcate other-than-temporary impairments for securities that it does not intend to sell or more likely than not will not be required to sell, including prior impairments on securities still held, into their respective credit and non-credit pieces and will provide the disclosures required by the FSP FAS 115-2 in its 2009 Form 10-Q.

* * *

We are sending to your attention three copies of this letter, together with the supplemental schedules and revised disclosure referred to herein, marked to show changes from the existing disclosure. We are also filing the letter and the revised disclosure via EDGAR. We greatly appreciate your assistance. If you should have any questions about this letter or require any further information, please call me at (617) 951-7294.

Very truly yours,

/s/ Julie H. Jones
Julie H. Jones

Enclosures

Cc:	J. Kendall Huber, Esq.
Warren E. Barnes
Patricia Norton-Gatto

Comment 1

Short-Term Incentive Compensation

The Annual Short-Term Incentive Compensation Program (the “IC Program”) is a non-equity incentive compensation program that provides additional cash compensation to key employees, including the NEOs, who have contributed to our success. Award opportunities are targeted at a percentage of annual salary, based on each executive’s role and overall pay package. Specifically, this program is designed to motivate and reward:

•	achievement of annual targeted financial goals;

•	achievement of operating business goals and priorities that are linked to overall corporate financial results and priorities;

•	achievement of extraordinary annual results; and

•	demonstration of our leadership core competencies (i.e., integrity, teamwork, accountability, commitment to winning and meritocracy).

Generally, we benchmark IC Program award targets at approximately the 65th percentile of award levels set for executive officers in our Comparison Group who are believed to have generally comparable qualifications, experience and responsibilities. The target 2008 IC Program award for each of our NEOs is as set forth below:

NEO	Target Award as % of Base Salary
Frederick H. Eppinger	120%
Marita Zuraitis	90%
Eugene M. Bullis	90%
J. Kendall Huber	75%
Gregory D. Tranter	60%

For 2008, funding for the IC Program for our NEOs ranged from 0% to a maximum of 200% of target based upon the attainment during 2008 of certain targeted levels of adjusted (i) P&C Segment Income, and (ii) Net Written Premium Growth Rate, as shown below:

		Funding Level (2)
Total P&C Segment Income (1)	≥ $475M	0%	160% - 200%	200%	200%
	$380M	0%	80% - 100%	100%	100% - 110%
	$304M	0%	40% - 50%	50%	50% - 55%
	< $304M	0%	0%	0%	0%

		< 2%	2% - < 5%	5% - < 10%	10% - ≥12%

		Net Written Premium Growth Rate (1)

(1)    Determined as described in the text below

(2)    If P&C Segment Income and/or Net Written Premium Growth Rate determined as described below falls between the points identified in the scale, funding will increase or decrease in a linear manner.

The amount of each executive officer’s actual award is determined by a combination of:

•	the NEO’s target award;

•	the IC Program funding level achieved;

•	such executive officer’s performance against certain pre-established individual goals; and

•	the executive’s overall performance and contribution.

The Committee chose a combination of P&C Segment Income and premium growth performance metrics because it believes that the combination is a good measure for evaluating profitable growth and is consistent with our strategic goals and philosophy. Accordingly, the achievement of these targets should enhance stock value and shareholder return.

The Committee intended to set the P&C Segment Income and premium growth financial targets at levels where the outcome was substantially in doubt, but at levels that could be reasonably achieved and were consistent with our internal financial plans. The

Comment 1

Committee increased the P&C Segment Income goals from the levels set for the 2007 IC Program based upon our expectations of increased segment income. The expectation was premised, in part, on anticipation of a hardening of the market (i.e., stronger pricing), particularly in Commercial Lines, and improved underwriting results. The goals for Net Written Premium Growth Rate were reduced and modified to create a more gradual impact on IC Program funding in light of expectations of limited overall growth in the industry. The Committee considered, among other things, the relative risk of motivating growth and the potential tension between growth and increased underwriting risk. In light of the goals established for P&C Segment Income and the incentive for long-term profitability created by our long-term incentive program and other factors, the Committee determined that the growth goals established in the program did not unreasonably motivate growth at the expense of long-term profitability.

Although funding levels are based on the achievement of the financial metrics set forth above, the Committee may reduce the payment to a NEO based upon a variety of factors, including the NEO’s failure to achieve certain pre-established individual performance goals and the Committee’s evaluation of the NEO’s overall performance and contribution during the year. Each NEO has specific individual goals that are set at the beginning of each year. Individual goals are aligned with the achievement of our overall financial and operational goals. These goals are reviewed and approved by the Committee in the first quarter of each year. Depending on the individual, these goals may include both objective targets as well as subjective objectives, and generally no one objective is given a particular weighting. The achievement, or failure to achieve, some or all of the objectives does not result in a formulaic “payout” or adjustment to funding, but rather this data is viewed by the Committee as only one of several measures against which to examine the NEO’s overall performance in a given year. As disclosed above under the heading “Role of Executive Officers in Compensation Decisions and CEO Performance Review,” individual performance is also measured based upon, in the case of the CEO, an independent performance review conducted by our independent Chairman of the Board, and in the case of all other NEOs, upon performance information provided by the CEO and in some cases our Chief Human Resources Officer. Additionally, when evaluating individual performance, the Committee may also take into account its own evaluation of the individual based upon personal interaction with the NEO throughout the course of the year. For NEOs subject to Section 162(m) of the Internal Revenue Code (see section entitled “Tax Implications” below), actual award levels may be reduced based on individual performance and other factors, and in no case may exceed the maximum funding level discussed above. For determining the maximum funding, P&C Segment Income and Net Written Premium Growth Rate, as reported in the Company’s financial statements filed with the SEC, are adjusted as applicable to exclude:

•	unusually large catastrophe losses which aggregate (net of reinsurance) in excess of “planned” catastrophe losses;

•	adverse development on loss and loss adjustment reserves or other costs as a result of Hurricanes Katrina and Rita which occurred in 2005;

•	adverse development on currently discontinued voluntary property and casualty insurance pools; and

•

the effect of acquisitions or divestitures during the year or unplanned capital structure (i.e. debt or equity) actions, to the extent such events have a negative impact on P&C Segment Income and/or Net Written Premium Growth.

In 2008, the maximum IC Program funding for NEOs was 99% of target. The Committee, however, reduced the funding level to 75%. In recent years, the Committee based actual IC Program funding on P&C Segment Income and Net Written Premium Growth Rate as reported in the Company’s financial statements filed with the SEC and without adjustments for the exclusions set forth above. This year, however, the Committee determined that it was appropriate to adjust reported results by a portion of excess catastrophe losses. Accordingly, the Committee evaluated the impact of catastrophe losses on the funding formula and felt that in light of the severity of industry and Company losses attributable to Hurricane Ike and related storms, it was appropriate to exclude a portion, but not all, of such excess losses in determining bonus funding. Had all such excess catastrophe losses been included to align actual funding with P&C Segment Income and premium growth as reported in our 2008 Annual Report, results would have fallen below the IC Program funding threshold. The Committee’s decision not to exclude all of the adjustments was driven primarily by its determination that the Company’s overall performance, particularly in relation to its competitors, was exceptional in light of the unprecedented economic and financial market decline occurring during the second half of 2008, the difficult economic environment in Michigan, and an unusually high level of natural catastrophe losses occurring in 2008. Specifically, the Committee noted:

•	that 2008 P&C Segment Income, excluding catastrophes, grew by 5.5% over 2007;

•

the efforts of management in its successful completion of the sale of the Company’s life insurance subsidiary, First Allmerica Financial Life Insurance Company, which generated net proceeds of approximately $230 million and further enhanced the Company’s liquidity and financial strength in a very difficult economic environment;

•	the acquisitions of Verlan Holdings, Inc. and AIX Holdings, Inc.,

Comment 1

•	that the Company’s overall net written premium growth of 4.3% far exceeded the projected industry average of a 0.5% decline for the year;

•	the overall improvements in the Company’s products and distribution; and

•	the relative stability of the Company’s investment portfolio and stock price in 2008.

As a result of the Committee’s action to reduce funding levels, the maximum 2008 IC Program award for each of our NEOs was determined by multiplying the NEO’s base salary by the target award, and multiplying the resulting product by 75%.

Set forth below is a discussion of each NEO’s individual award under the 2008 IC Program and brief summary of each NEO’s key individual achievements that contributed to the Committee’s decision as to the level of payment:

NEO	2008 IC Program Award	Key Individual Achievements
Frederick H. Eppinger	$810,000	• Improved financial and competitive position of the Company
		• Made significant contributions to executing the long-term strategy of the Company and improving the operating performance of the business

Marita Zuraitis	$371,000	• Produced strong financial results, including exceeding earnings plan (ex-CATS) and achieving growth significantly above industry average
		• Built more defensible partnerships with agents
		• Produced significant improvement in overall mix of business within Commercial Lines

Eugene M. Bullis	$300,000	• Successfully executed the sale of the Life Company
		• Strengthened Enterprise Risk Management
		• Improved financial understanding of our business with rating agencies

J. Kendall Huber	$222,000	• Led successful execution of the Life Company sale
		• Led the resolution of a complex contingent issue relating to a discontinued business
		• Provided legal support to the transition in Massachusetts to “managed competition” and to the Verlan and AIX acquisitions as well as the sale of AMGRO

Gregory D. Tranter	$168,750	• Led successful execution of discretionary technology investments that were instrumental in supporting achievement of business goals
		• Delivered efficient and cost effective technology solutions
		• Led initiatives to enable improvements in technology, service and core operations

Comment 3

RISKS RELATING TO INVESTMENTS

We have experienced and may continue to experience unrealized losses on our investments, especially during a period of heightened volatility, which could have a material adverse effect on our results of operations or financial condition.

Our investment portfolio and shareholders’ equity can be and has been significantly impacted by the changes in the market values of our securities. Recent developments continue to illustrate that the U.S. and global financial markets and economies are in an unprecedented period of uncertainty and instability. The financial market volatility and the resulting negative economic impact could continue and may be prolonged. This could result in additional unrealized and realized losses in future periods, and adversely affect the liquidity of our investments, which could have a material adverse impact on our results of operations and our financial position.

If we are unable to hold our investment assets until they recover in value, we would incur other-than-temporary impairments which would be recognized as realized losses in our results of operations and reduce net income and earnings per share. Temporary declines in market value are recorded as unrealized losses, which do not affect net income and earnings per share, but reduce other comprehensive income, which is reflected on our Consolidated Balance Sheets. We cannot provide assurance that the other-than-temporary impairments we have recognized will, in fact, be adequate to cover future losses or that we will not have substantial additional impairments and or unrealized investment losses in the future.

Comments 4 and 5

Overview of Loss Reserve Estimation Process

We maintain reserves for our property and casualty products to provide for our ultimate liability for losses and loss adjustment expenses (our “loss reserves”) with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, taking into account past loss experience modified for current trends as well as prevailing economic, legal and social conditions. Our loss reserves represent the Company’s largest liability.

Our loss reserves include case estimates for claims that have been reported and estimates for claims that have been incurred but not reported (“IBNR”) at the balance sheet date, as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Our loss reserves are not discounted to present value.

Case reserves are established by our claim personnel individually on a claim by claim basis and based on information specific to the occurrence and terms of the underlying policy. For some classes of business, average case reserves are used initially. Case reserves are periodically reviewed and modified based on new or additional information pertaining to the claim.

IBNR reserves are estimated by management and our reserving actuaries on an aggregate basis for each line of business, coverage and accident year for all loss and loss expense liabilities not reflected within the case reserves. The sum of the case reserves and the IBNR reserves represents the Company’s estimate of total unpaid loss and loss adjustment expense.

We regularly review our loss reserves using a variety of actuarial techniques. We update the reserve estimates as historical loss experience develops, additional claims are reported and resolved and new information becomes available. Any changes in estimates are reflected in operating results in the period in which the estimates are changed.

Comments 4 and 5

IBNR reserve estimates are generally calculated by first projecting the ultimate cost of all claims that have occurred or are expected to occur in the future in aggregate and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. The IBNR reserve includes a provision for claims that have occurred but have not yet been reported to us, some of which may not yet be known to the insured, as well as a provision for future development on reported claims. IBNR represents a significant proportion of our total net loss reserves, particularly for long tail liability classes. In fact, more than 55% of our aggregate net loss reserves at December 31, 2008 were for IBNR losses and loss expenses.

Management’s process for establishing loss reserves is primarily based on the results of our reserving actuaries quarterly reserving process; however, there are a number of other factors in addition to the actuarial point estimates as further described under the section below entitled “Loss and LAE Reserves by Line of Business.” In establishing our loss reserves, we consider facts currently known and the present state of the law and coverage litigation. Based on all information currently available, we believe that the aggregate loss reserves at December 31, 2008 were adequate to cover claims for losses that had occurred as of that date, including both those known to us and those yet to be reported. However, as described below, there are significant uncertainties inherent in the loss reserving process. It is therefore possible that management’s estimate of the ultimate liability for losses that had occurred as of December 31, 2008 may change, which could have a material effect on the Company’s results of operations and financial condition.

Management’s Review of Judgments, Uncertainties and Key Assumptions

We determine the amount of our loss reserves based on an estimation process that is very complex and uses information from both company specific and industry data, as well as general economic information. The estimation process is a combination of objective and subjective information, the blending of which requires significant actuarial and business judgment. There are various assumptions required including future trends in frequency and severity of claims, trends in total loss costs, operational changes in claim handling processes, and trends related to general economic and social conditions. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.

Given the inherent complexity of our loss reserving process and the potential variability of the assumptions used, the actual emergence of losses could vary, perhaps substantially, from the estimate of losses included in our financial statements, particularly in those instances where settlements do not occur until well into the future. Our net loss reserves at December 31, 2008 were $2.2 billion. Therefore, a relatively small percentage change in the estimate of net loss reserves would have a material effect on the Company’s results of operations.

There is greater inherent uncertainty in estimating insurance reserves for certain types of property and casualty insurance lines, particularly workers’ compensation and other liability lines, where a longer period of time may elapse before a definitive determination of ultimate liability and losses may be made. In addition, the technological, judicial, regulatory and political climates involving these types of claims change regularly. There is also greater uncertainty in establishing reserves with respect to new business, particularly new business which is generated with respect to newly introduced product lines, by newly appointed agents or in geographies in which we have less experience in conducting business. In such cases, there is less historical experience or knowledge and less data upon which the actuaries can rely. Historically, we have limited the issuance of long-tailed other liability policies, including directors and officers (“D&O”) liability, errors and omissions (“E&O”) liability and medical malpractice liability. With the acquisition of PDI, which writes lawyers professional errors and omissions coverage, and the introduction of new specialty coverages, we are modestly increasing our exposure to longer-tailed liability lines.

We regularly update our reserve estimates as new information becomes available and further events occur which may impact the resolution of unsettled claims. Reserve adjustments are reflected in the results of operations as adjustments to losses and LAE. Often, these adjustments are recognized in periods subsequent to the period in which the underlying policy was written and the loss event occurred. These types of subsequent adjustments are described separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results and may vary by line of business.

Inflation generally increases the cost of losses covered by insurance contracts. The effect of inflation varies by product. Our property and casualty insurance premiums are established before the amount of losses and LAE and the extent to which inflation may affect such expenses are known. Consequently, we attempt, in establishing rates and reserves, to anticipate the potential impact of inflation and increasing medical costs in the projection of ultimate costs. We have experienced increasing medical costs, including those associated with personal automobile personal injury protection claims, particularly in Michigan, as well as in our workers’ compensation line in most states. This increase is reflected in our reserve estimates, but continued increases could contribute to increased losses and LAE in the future.

Comments 4 and 5

We regularly review our reserving techniques, our overall reserving position and our reinsurance. Based on (i) our review of historical data, legislative enactments, judicial decisions, legal developments in impositions of damages and policy coverage, political attitudes and trends in general economic conditions, (ii) our review of per claim information, (iii) our historical loss experience and that of the industry, (iv) the relatively short-term nature of most policies written by us, and (v) our internal estimates of required reserves, we believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each one percentage point change in the aggregate loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $25 million impact on property and casualty segment income, based on 2008 full year premiums.

As discussed below, estimated loss and LAE reserves for claims occurring in prior years, excluding development related to Hurricane Katrina, developed favorably by $159.0 million, $153.4 million, and $128.6 million for 2008, 2007 and 2006, respectively, which represents 7.2%, 6.9% and 5.7% of net loss reserves held, respectively.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses (“risk factors”) generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting and ultimate settlement, state mix of claimants, and degree of claimant fraud. Additionally, there is also a higher degree of uncertainty due to growth in our newly acquired companies, for which we have limited historical claims experience. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves. In 2008, 2007 and 2006, trends in claims activity caused us to re-evaluate and increase our estimate of Hurricane Katrina net loss and loss adjustment reserves, net of reinsurance, by $7.4 million, $17.0 million and $48.6 million, respectively. In 2008, we increased our estimate of Hurricane Katrina reserves due to a higher loss estimate for certain open litigation cases. In 2007, we increased our estimate of Commercial Lines net losses primarily due to an increase in litigation activity. We believe this increase in litigation activity was due to suits being filed in anticipation of the expiration, on August 30, 2007, of the two year limit for a policyholder to challenge Hurricane Katrina claims. We also increased our Hurricane Katrina estimate in Commercial Lines in both 2007 and 2006 for supplemental payments on previously closed claims caused by the development of latent damages as well as inflationary pressures on repair costs.

The estimate of loss adjustment expenses related to Hurricane Katrina increased $7.7 million and $8.4 million in 2007 and 2006, respectively. We believe the increase in litigation activity in 2007 resulted from the previously mentioned expiration of the two year limit on a policyholders’ ability to challenge claims.

We are also defendants in various litigation, including putative class actions, which claim punitive damages or claim a broader scope of policy coverage than our interpretation, all in connection with losses incurred from Hurricane Katrina. The reserves established with respect to Hurricane Katrina assume that we will prevail with respect to these matters (see Contingencies and Regulatory Matters). Although we believe our current Hurricane Katrina reserves are adequate, there can be no assurance that our ultimate costs associated with this event will not substantially exceed these estimates. We have fully utilized all of our available reinsurance with respect to losses and LAE related to Hurricane Katrina.

Comments 4 and 5

Loss and LAE Reserves by Line of Business

Reserves Other than those Relating to Asbestos and Environmental Claims

Our loss reserves include amounts related to short tail and long tail classes of business. “Tail” refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.

Short tail classes consist principally of auto physical damage, homeowners, commercial property and marine business. For these coverages, claims are generally reported and settled shortly after the loss occurs because the claims relate to tangible property and are more likely to be discovered shortly after the loss occurs. Consequently, the estimation of loss reserves for these classes is less complex.

While 59% of our written premium is in short tailed classes of business, most of our loss reserves relate to longer tail liability classes of business. Long tail classes include commercial liability, auto liability, workers’ compensation and other types of third party coverage. For many liability claims, significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the discovery and reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long tail liability coverage has limited statistical credibility because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. An accident year is the calendar year in which a loss is incurred. Liability claims are also more susceptible to litigation and can be significantly affected by changing contract interpretations, the legal environment and the expense of protracted litigation. Consequently, the estimation of loss reserves for these coverages is more complex and typically subject to a higher degree of variability compared to short tail coverages.

Most of our indirect business from voluntary and involuntary pools is long tail casualty reinsurance. Reserve estimates for this business are therefore subject to the variability caused by extended loss emergence periods. The estimation of loss reserves for this business is further complicated by delays between the time the claim is reported to the ceding insurer and when it is reported by the ceding insurer to us and by our dependence on the quality and consistency of the loss reporting by the ceding company.

Our reserving actuaries, who are independent of the business units, perform a comprehensive review of loss reserves for each of the numerous classes of business we write at the end of each quarter. This review process takes into consideration a variety of trends that impact the ultimate settlement of claims, including the emergence of paid and reported losses relative to expectations.

The loss reserve estimation process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. As part of this process, our actuaries use a variety of actuarial methods that analyze experience, trends and other relevant factors. The principal standard actuarial methods used by our actuaries in the loss reserve reviews include loss development factor methods, expected loss methods (Bornheutter-Ferguson), and adjusted loss methods (Berquist-Sherman).

Loss development factor methods generally assume that the losses yet to emerge for an accident year are proportional to the paid or reported loss amount observed so far. Historical patterns of the development of paid and reported losses by accident year can be predictive of the expected future patterns that are applied to current paid and reported losses to generate estimated ultimate losses by accident year.

Comments 4 and 5

Bornheutter-Ferguson methods calculate IBNR directly for each accident year as the product of expected ultimate losses times the proportion of ultimate losses estimated to be unreported or unpaid (obtained from the loss development factor methods). Expected ultimate losses are determined by multiplying the expected loss ratio times earned premium. The expected loss ratio uses loss ratios from prior accident years adjusted to reflect current revenue and cost levels. The expected loss ratio is a critical component of Bornhuetter-Ferguson and provides a general reasonability guide for all reserving methods.

Berquist-Sherman methods are used in cases where historical development patterns may be deemed less optimal for use in estimating ultimate losses of recent accident years. Under these methods, patterns of historical paid or reported losses are first adjusted to reflect current payment settlement patterns and case reserve adequacy and then evaluated in the same manner as the paid or reported loss development factor methods described above. The reported loss development factor method can be less appropriate when the adequacy of case reserves suddenly changes, while the paid loss development factor method can likewise be less appropriate when settlement patterns suddenly change.

For some low volume and high volatility classes of business, special reserving techniques are utilized that estimate IBNR selecting the loss ratio that balances actual reported losses to expected reported losses as defined by the estimated underlying reporting pattern.

In completing their loss reserve analysis, our actuaries are required to determine the most appropriate actuarial methods to employ for each line of business, coverage and accident year. Each estimation method has its own pattern, parameter and/or judgmental dependencies, with no estimation method being better than the others in all situations. The relative strengths and weaknesses of the various estimation methods when applied to a particular class of business can also change over time, depending on the underlying circumstances. In many cases, multiple estimation methods will be valid for the particular facts and circumstances of the relevant class of business. The manner of application and the degree of reliance on a given method will vary by line of business and coverage, and by accident year based on our actuaries’ evaluation of the above dependencies and the potential volatility of the loss frequency and severity patterns. The estimation methods selected or given weight by our actuaries at a particular valuation date are those that are believed to produce the most reliable indication for the loss reserves being evaluated. Selections incorporate input from claims personnel, pricing actuaries, and underwriting management on loss cost trends and other factors that could affect ultimate losses.

For short tail classes, the emergence of paid and incurred losses generally exhibits a reasonably stable pattern of loss development from one accident year to the next. Thus, for these classes in the vast majority of cases, the loss development factor method is generally appropriate. In certain cases where there is a relatively low level of reliability placed on the available paid and incurred loss data, expected loss methods or adjusted loss methods are considered appropriate for the most recent accident year.

For long tail lines of business, applying the loss development factor method often requires more judgment in selecting development factors as well as more significant extrapolation. For those long tail lines of business with high frequency and relatively low per-loss severity (e.g., personal auto liability), volatility will often be sufficiently modest for the loss development factor method to be given significant weight, even in the most recent accident years, but expected loss methods and adjusted loss methods are always considered and frequently utilized in the selection process. For those long tail lines of business with low frequency and high loss potential (e.g., commercial liability), anticipated loss experience is less predictable because of the small number of claims and erratic claim severity patterns. In these situations, the loss development factor methods may not produce a reliable estimate of ultimate losses in the most recent accident years since many claims either have not yet been reported to us or are only in the early stages of the settlement process. Therefore, the actuarial estimates for these accident years are based on methods less reliant on extrapolation, such as Bornheutter-Ferguson. Over time, as a greater number of claims are reported and the statistical credibility of loss experience increases, loss development factor methods or adjusted loss methods are given increasingly more weight.

Using all the available data, our actuaries select an indicated loss reserve amount for each line of business and coverage based on the various assumptions, projections and methods. The total indicated reserve amount determined by our actuaries is an aggregate of the indicated reserve amounts for the individual classes of business. The ultimate outcome is likely to fall within a range of potential outcomes around this indicated amount, but the indicated amount is not expected to be precisely the ultimate liability.

Comments 4 and 5

As stated above, numerous factors (both internal and external) contribute to the inherent uncertainty in the process of establishing loss reserves, including changes in the rate of inflation for goods and services related to insured damages (e.g., medical care, home repairs, etc.), changes in the judicial interpretation of policy provisions, changes in the general attitude of juries in determination of damages, legislative actions, changes in the extent of insured injuries, changes in the trend of expected frequency and/or severity of claims, changes in our book of business (e.g., change in mix due to new product offerings, new geographic areas, etc.), changes in our underwriting norms, and changes in claim handling procedures and/or systems. Regarding our indirect business from voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt reserve estimates for the pools that consider this information and other facts.

In addition, we must consider the uncertain effects of emerging or potential claims and coverage issues that arise as legal, judicial and social conditions change. These issues could have a negative effect on our loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. As a result of these potential issues, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have further complicated the already complex loss reserving process.

As part of our loss reserving analysis, we take into consideration the various factors that contribute to the uncertainty in the loss reserving process. Those factors that could materially affect our loss reserve estimates include loss development patterns and loss cost trends, rate and exposure level changes, the effects of changes in coverage and policy limits, business mix shifts, the effects of regulatory and legislative developments, the effects of changes in judicial interpretations, the effects of emerging claims and coverage issues and the effects of changes in claim handling practices. In making estimates of reserves, however, we do not necessarily make an explicit assumption for each of these factors. Moreover, all estimation methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a line of business and coverage. Consequently, changes in our loss reserve estimates generally are not the result of changes in any one assumption. Instead, the variability will be affected by the interplay of changes in numerous assumptions, many of which are implicit to the approaches used.

For each line of business and coverage, we regularly adjust the assumptions and actuarial methods used in the estimation of loss reserves in response to our actual loss experience as well as our judgments regarding changes in trends and/or emerging patterns. In those instances where we primarily utilize analyses of historical patterns of the development of paid and reported losses, this may be reflected, for example, in the selection of revised loss development factors. In those long tail classes of business that comprise a majority of our loss reserves and for which loss experience is less predictable due to potential changes in judicial interpretations, potential legislative actions and potential claims issues, this may be reflected in a judgmental change in our estimate of ultimate losses for particular accident years.

The future impact of the various factors that contribute to the uncertainty in the loss reserving process is extremely difficult to predict. There is potential for significant variation in the development of loss reserves, particularly for long tail classes of business. We do not derive statistical loss distributions or confidence levels around our loss reserve estimate, and as a result, do not have reserve range estimates to disclose. Actuarial ranges of reasonable estimates are not a true reflection of the potential volatility between carried loss reserves and the ultimate settlement amount of losses incurred prior to the balance sheet date. This is due, among other reasons, to the fact that actuarial ranges are developed based on known events as of the valuation date whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that were unknown as of the valuation date.

The following discussion includes disclosure of possible variation from current estimates of loss reserves due to a change in certain key assumptions for the primary long tail coverages within our major lines of business which represent the areas of greatest uncertainty in our reserving process. These impacts are estimated individually, without consideration for any correlation among such assumptions or among lines of business. Therefore, it would be inappropriate to take the amounts and add them together in an attempt to estimate volatility for our loss reserves in total. We believe that the estimated variation in reserves detailed below is a reasonable estimate of the possible variation that may occur in the future. However, if such variation did occur, it would likely occur over a period of several years and therefore its impact on the Company’s results of operations would be spread over the same period. It is important to note, however, that there is the potential for future variation greater than the amounts discussed below and for any such variations to be recognized in a single quarterly or annual period.

The tables below quantify the impact on our net loss reserves of reasonably likely scenarios to the key actuarial assumptions used to estimate our net reserves at December 31, 2008. The five percent changes to our expected loss ratio selections, which incorporate

Comments 4 and 5

variability in both ultimate frequency and severity, are within the historical variation present in our Company’s prior accident year development. The three month change to reporting patterns represents claims reporting that is both faster and slower than our current reporting assumption for paid and reported loss patterns and this degree of change is within the historical variation present in actual reporting patterns. A faster reporting pattern results in lower recorded net loss reserves due to the presumption that a higher proportion of ultimate claims have been reported thus far and, therefore, a lower proportion of ultimate claims needs to be carried as IBNR. A slower reporting pattern results in higher recorded net loss reserves due to the presumption that a lower proportion of ultimate claims have been reported thus far and, therefore, a higher proportion of ultimate claims needs to be carried as IBNR. The results show the cumulative increase (or decrease) in our net loss reserves (including case reserves and IBNR) across all accident years. No consideration has been given to potential correlation or lack of correlation among key assumptions or among lines of business and coverage. As a result, it would inappropriate to take the amounts described below and add them together in an attempt to estimate volatility in total. While we believe these are reasonably likely scenarios, we do not believe the reader should consider the below sensitivity analysis as an actual reserve range.

Personal Automobile Bodily Injury (in millions)	Expected Loss Ratio
Reporting Pattern	5% lower	unchanged	5% higher
3 months faster	(18.7)	(15.6)	(12.6)
unchanged	(4.4)	0	4.4
3 months slower	19.3	25.9	32.5

Example: Personal Automobile Bodily Injury - A change that increases the expected loss ratio by 5 points (e.g., from 55% to 60%) and slows down the reporting pattern by three months would result in net loss reserves that are $32.5 million higher than net loss reserves using current assumptions.

Workers’ Compensation Indemnity (in millions)	Expected Loss Ratio
Reporting Pattern	5% lower	unchanged	5% higher
3 months faster	(8.5)	(2.8)	2.7
unchanged	(5.8)	0	5.8
3 months slower	(1.8)	4.6	10.9

Workers’ Compensation Medical (in millions)	Expected Loss Ratio
Reporting Pattern	5% lower	unchanged	5% higher
3 months faster	(4.2)	(2.6)	(0.9)
unchanged	(1.9)	0	1.9
3 months slower	3.3	5.8	8.4

Commercial Multiple Peril Liability (in millions)	Expected Loss Ratio
Reporting Pattern	5% lower	unchanged	5% higher
3 months faster	(15.4)	(11.0)	(6.5)
unchanged	(4.6)	0	4.6
3 months slower	17.2	22.0	26.8

Senior management meets with our reserving actuaries at the end of each quarter to review the results of the latest actuarial loss reserve analysis. Management’s evaluation process to determine our ultimate losses involves the collaboration of our business unit leaders, underwriting, claims, actuarial, legal and finance departments, and includes various quarterly reserve committee meetings,

Comments 4 and 5

culminating with the approval of single point best estimates by our Chief Financial Officer that reflect but often differ from our actuarial reserve analysis. Based on this quarterly process, management determines the carried reserve for each line of business and coverage. In making the determination, management considers numerous factors, such as changes in actuarial indications in the period, the maturity of the accident year, trends observed over the recent past, the level of volatility within a particular class of business, and general economic trends and other factors not fully captured in the actuarial reserve analysis. In doing so, management must evaluate whether a change in the data represents credible actionable information or an anomaly. Such an assessment requires considerable judgment. Even if a change is determined to be apparent, it is not always possible to determine the extent of the change if it is not yet actionable. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the carried loss reserves. In general, changes are made more quickly to more mature accident years and less volatile classes of business.

The table below shows our recorded reserves, net of reinsurance, and the related actuarial reserve point estimates by line of business at December 31, 2008 and 2007.

December 31 (In millions)	2008		2007
	Recorded Net Reserves	Actuarial Point Estimate	Recorded Net Reserves	Actuarial Point Estimate
Personal Automobile	$668.4	$638.0	$696.7	$672.8
Homeowners	98.5	96.4	99.4	97.4
Other Personal Lines	21.0	18.1	24.9	22.1
Workers’ Compensation	361.7	347.4	371.1	353.9
Commercial Automobile	159.2	153.1	169.9	159.8
Commercial Multiple Peril	443.4	409.0	463.3	424.2
Other Commercial Lines	269.2	257.0	179.9	165.4
Asbestos and Environmental	18.3	18.3	19.4	20.0
Pools and Other	173.4	173.4	200.7	200.7

Total	$2,213.1	$2,110.7	$2,225.3	$2,116.3

The principal factors considered by management in addition to the actuarial point estimates in determining the reserves at December 31, 2008 and 2007 vary by line of business. In our Commercial Lines segment, management considered the growth and product mix changes and recent adverse property related frequency trends in certain coverages. In addition, management also considered the significant growth in our inland marine and bond businesses for which we have limited actuarial data to estimate losses and the product mix change in our bond business towards a greater proportion of contract surety bonds where losses tend to emerge over a longer period of time and are cyclical related to general economic conditions. Moreover, in our Commercial Lines segment, management considered the potential for adverse development in the workers’ compensation line where losses tend to emerge over long periods of time and rising medical costs, while moderating, have continued to be a concern. Also, higher retentions on our 2008 reinsurance program compared to prior years may impact the emergence of trends in underlying data that could add to the uncertainty and variability of our actuarial estimates going forward. Additionally, there is also a higher degree of uncertainty due to growth in our newly acquired companies, for which we have limited historical claims experience. In our Personal Lines segment, management considered the adverse personal automobile personal injury development and related potential for adverse trends due to costs shifting from health insurers to property and casualty insurers resulting from economic concerns and health insurance coverage trends, developments in personal automobile property costs in the 2007 accident year and an increase in physical damage frequency, all of which have added additional uncertainty to future development in our personal automobile line. Additionally, management considered the significant growth in our new business with our Connections Auto product and related growth in a number of states where there is additional uncertainty in the ultimate profitability and development of reserves due to the unseasoned nature of our new business and new agency relationships in these markets, as well as emerging loss trends which are higher than expected. Although our experience and data in these areas is growing with the passage of time, a sufficient number of years of actuarial data is not yet available to base loss estimates solely on this data in new geographical areas and agency relationships and with new products which results in less certainty when estimating ultimate reserves and requires more judgment by management. Also in Personal Lines, management considered the significant improvement in frequency trends the industry experienced during 2001 through 2006 in these lines of business which were unanticipated and remain to some extent unexplained. Management also considered the likelihood of future adverse development related to significant catastrophe losses experienced in 2005. Regarding our indirect business from voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt reserve estimates for the pools that consider this information and other factors. At December 30, 2008 and 2007, total recorded net reserves were 4.9% and 5.2% greater than actuarially indicated reserves, respectively.

Comments 4 and 5

The table below provides a reconciliation of the beginning and ending gross reserve for unpaid losses and LAE as follows:

For the Years Ended December 31
(In millions)	2008	2007	2006
Reserve for losses and LAE, beginning of year	$3,165.8	$3,163.9	$3,458.7
Incurred losses and LAE, net of reinsurance recoverable:
Provision for insured events of current year	1,777.2	1,591.5	1,463.3
Decrease in provision for insured events of prior years; favorable development	(159.0)	(153.4)	(128.6)
Hurricane Katrina	7.4	17.0	48.6

Total incurred losses and LAE	1,625.6	1,455.1	1,383.3

Payments, net of reinsurance recoverable:
Losses and LAE attributable to insured events of current year	999.9	832.4	730.5
Losses and LAE attributable to insured events of prior years	679.9	630.6	620.8
Hurricane Katrina	32.5	59.3	108.7

Total payments	1,712.3	1,522.3	1,460.0

Change in reinsurance recoverable on unpaid losses	(11.9)	35.4	(218.1)
Purchase of Verlan Fire Insurance Company	4.2	—	—
Purchase of AIX Holdings, Inc.	129.9	—	—
Purchase of Professionals Direct, Inc.	—	33.7	—

Reserve for losses and LAE, end of year	$3,201.3	$3,165.8	$3,163.9

The table below summarizes the gross reserve for losses and LAE by line of business.

December 31
(In millions)	2008	2007	2006
Personal Automobile	$1,292.5	$1,277.4	$1,256.9
Homeowners and Other	152.1	162.5	174.4

Total Personal	1,444.6	1,439.9	1,431.3

Workers’ Compensation	547.0	593.8	626.7
Commercial Automobile	226.4	250.8	229.4
Commercial Multiple Peril	499.5	541.8	582.8
Other Commercial	483.8	339.5	293.7

Total Commercial	1,756.7	1,725.9	1,732.6

Total reserve for losses and LAE	$3,201.3	$3,165.8	$3,163.9

The total reserve for losses and LAE as disclosed in the above tables increased by $35.5 million in 2008 and increased by $1.9 million in 2007. The increase for 2008 is primarily due to our recently acquired subsidiaries, partially offset by favorable development of prior years’ loss reserves and payments related to Hurricane Katrina claims.

Prior Year Development by Line of Business

When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly. Reserve adjustments are reflected in the Consolidated Statements of Income as adjustments to losses and LAE. Often, we recognize these adjustments in periods subsequent to the period in which the underlying loss event occurred. These types of subsequent adjustments are disclosed and discussed separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results.

Comments 4 and 5

The following table summarizes the change in provision for insured events of prior years, excluding those related to Hurricane Katrina (see Management’s Review of Judgments and Key Assumptions on pages 35 to 37 of this Form 10-K for a further discussion of Hurricane Katrina) by line of business.

For the Years Ended December 31
(In millions)	2008	2007	2006
(Decrease) increase in loss provision for insured events of prior years:
Personal Automobile	$(54.6)	$(66.6)	$(45.2)
Homeowners and Other	(6.9)	(5.6)	(3.2)
Total Personal	(61.5)	(72.2)	(48.4)

Workers’ Compensation	(27.6)	(24.1)	(24.4)
Commercial Automobile	(9.3)	(11.8)	(15.3)
Commercial Multiple Peril	(36.1)	(25.1)	(23.1)
Other Commercial	(18.0)	(22.5)	(9.1)

Total Commercial	(91.0)	(83.5)	(71.9)
Voluntary Pools	(1.9)	3.0	2.2

Decrease in loss provision for insured events of prior years	(154.4)	(152.7)	(118.1)

Decrease in LAE provision for insured events of prior years	(4.6)	(0.7)	(10.5)

Decrease in total loss and LAE provision for insured events of prior years	$(159.0)	$(153.4)	$(128.6)

Estimated loss reserves for claims occurring in prior years developed favorably by $154.4 million, $152.7 million, and $118.1 million during 2008, 2007 and 2006, respectively. The favorable loss reserve development during the year ended December 31, 2008 is primarily the result of lower than expected severity of bodily injury in the personal automobile line, primarily in the 2003 through 2007 accident years, and lower than expected severity of liability claims in the commercial multiple peril line for the 2003 though 2007 accident years. In addition, lower than expected severity in the workers’ compensation line, primarily in the 2003 through 2007 accident years, contributed to the favorable development.

The favorable loss reserve development during the year ended December 31, 2007 is primarily the result of lower than expected bodily injury and personal injury protection claim severity in the personal automobile line, primarily in the 2003 through 2006 accident years, and lower than expected severity of liability claims in the commercial multiple peril line for the 2005 and prior accident years. In addition, lower than expected severity in the workers’ compensation and other commercial lines, also primarily in the 2003 through 2006 accident years, contributed to the favorable development.

The favorable loss reserve development during the year ended December 31, 2006 was primarily the result of lower than expected bodily injury claim frequency in the personal automobile line, primarily in the 2005 and 2004 accident years, and lower than expected severity in the workers’ compensation line, primarily in the 2004 and 2003 accident years. In addition, lower than expected frequency of liability claims in the commercial multiple peril line for the 2003, 2004 and 2005 accident years and lower than expected frequency of bodily injury claims in the commercial automobile line, primarily in the 2004 and 2005 accident years, contributed to the favorable loss development.

During the years ended December 31, 2008, 2007 and 2006, estimated LAE reserves for claims occurring in prior years developed favorably by $4.6 million, $0.7 million, and $10.5 million, respectively. The favorable development in 2008 was primarily attributable to the aforementioned improvement in ultimate loss activity on prior accident years, primarily in the commercial multiple peril line. The favorable development in 2007 is primarily attributable to improvements in ultimate loss activity on prior accident years, primarily in the commercial multiple peril line, partially offset by an adverse litigation settlement in the first quarter of 2007, primarily impacting the personal automobile line. The favorable development in 2006 was primarily attributable to the aforementioned improvement in ultimate loss activity on prior accident years which results in the decrease of ultimate loss adjustment expenses, primarily related to workers’ compensation and personal automobile bodily injury.

Although we have experienced significant favorable development in both losses and LAE in recent years, there can be no assurance that this level of favorable development will occur in the future. We believe that we will experience less favorable prior year development in future years than we experienced recently. The factors that resulted in the favorable development of prior year reserves are considered in our ongoing process for establishing current accident year reserves. In light of our recent years of favorable development, the factors driving this development were considered to varying degrees in setting the more recent years’ accident year reserves. As a result, we expect the current and most recent accident year reserves not to develop as favorably as they have in the past. In light of the significance, in recent periods, of favorable development to our Property and Casualty segment income, declines in favorable development could be material to our results of operations.

Comments 7 and 8

Other-than-Temporary Impairments

We recognized $113.1 million of realized losses on other-than-temporary impairments of investment securities in continuing operations for the year ended December 31, 2008, as compared to $3.6 million for the year ended December 31, 2007. The increase in impairments in 2008 primarily reflects credit-related losses on corporate bonds, particularly in the financial sector and in certain higher yielding below investment grade fixed maturities. Financial sector losses include impairments on holdings of securities issued by Lehman Brothers and Washington Mutual. Other-than-temporary impairments in 2008 included $68.6 million related to the financial sector, $38.5 million related to the industrial sector and $6.0 million related to the utilities sector. Approximately $54.7 million of impairments were related to investment grade fixed maturities, $50.2 million to below investment grade securities and $8.2 million to equities and other investments. In 2007, other-than-temporary impairments primarily resulted from our exposure to below investment grade securities.

In our determination of other-than-temporary impairments, we consider several factors and circumstances, including the issuer’s overall financial condition; the issuer’s credit and financial strength ratings; the issuer’s financial performance, including earnings trends, dividend payments, and asset quality; any specific events which may influence the operations of the issuer including governmental actions such as the enactment of The Emergency Economic Stabilization Act of 2008 and receipt of related funds; a weakening of the general market conditions in the industry or geographic region in which the issuer operates; the length of time and the degree to which the fair value of an issuer’s securities remains below our cost; with respect to fixed maturity investments, any factors that might raise doubt about the issuer’s ability to pay all amounts due according to the contractual terms; and with respect to equity securities, our ability and intent to hold the investment for a period of time to allow for a recovery in value. We apply these factors to all securities.

We monitor corporate fixed maturity securities with unrealized losses on a quarterly basis and more frequently when necessary to identify potential credit deterioration whether due to ratings downgrades, unexpected price variances, and/or company or industry specific concerns. We apply consistent standards of credit analysis which includes determining whether the issuer is current on its contractual payments, and we consider past events, current conditions and reasonable forecasts to evaluate whether we expect to recover the entire amortized cost basis of the security. We utilize valuation declines as a potential indicator of credit deterioration, and apply additional levels of scrutiny in our analysis as the severity of the decline increases or duration persists.

For our impairment review of asset-backed fixed maturity securities, we forecast our best estimate of the prospective future cash flows of the security to determine if we expect to recover the entire amortized cost basis of the security. Our analysis includes estimates of underlying collateral default rates based on historical and projected delinquency rates and estimates of the amount and timing of potential recovery. We consider all available information relevant to the collectibility of the security, including information about the remaining payment terms of the security, prepayment speeds, the financial condition of the issuer, industry analyst reports, sector credit ratings and other market data when developing our estimate of the expected cash flows.

When an other-than-temporary impairment of a debt security occurs, and we intend to sell or will be required to sell the investment before recovery of its amortized cost basis, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings, which reduces net income and earnings per share. If we do not intend to sell the fixed maturity investment or more likely than not will not be required to sell it, we separate the other-than-temporary impairment into the amount we estimate represents the credit loss and the amount related to all other factors. The amount of the estimated loss attributable to credit is recognized in earnings, which reduces net income and earnings per share. The amount of the estimated other-than-temporary impairment that is non-credit related is recognized in other comprehensive income, net of applicable taxes.

We estimate the amount of the other-than-temporary impairment that relates to credit by comparing the amortized cost of the debt security with the net present value of the debt security’s projected future cash flows, discounted at the effective interest rate implicit in the investment prior to impairment. The non-credit portion of the impairment is equal to the difference between the fair value and the net present value of the fixed maturity security at the impairment measurement date.

Other-than-temporary impairments of equity securities are recorded as realized losses, which reduce net income and earnings per share. The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value.

Temporary declines in market value are recorded as unrealized losses, which do not affect net income and earnings per share, but reduce other comprehensive income, which is reflected on our Consolidated Balance Sheets. We cannot provide assurance that the other-than-temporary impairments will, in fact, be adequate to cover future losses or that we will not have substantial additional impairments in the future.

Comment 9

MARKET RISK AND RISK MANAGEMENT POLICIES

INTEREST RATE SENSITIVITY

Our operations are subject to risk resulting from interest rate fluctuations which may adversely impact the valuation of the investment portfolio. In a rising interest rate environment, the value of the fixed income sector, which comprises 89% of our total continuing portfolio, may decline as a result of decreases in the fair market value of the securities. Our intent is to hold securities to maturity and recover the decline in valuation as prices accrete to par. However, our intent may change prior to maturity due to changes in the financial markets or our analysis of an issuer’s credit metrics and prospects. Interest rate fluctuations may also reduce net investment income and as a result, profitability. The portfolio may realize lower yields and therefore lower net investment income on securities because the securities with prepayment and call features may prepay at a different rate than originally projected. In a declining interest rate environment, prepayments and calls may increase as issuers exercise their option to refinance at lower rates. The resulting funds would be reinvested at lower yields. In a rising interest rate environment, the funds may not be available to invest at higher interest rates. The following table illustrates the impact on the fair value of our investment portfolio at December 31, 2008 of various changes in interest rates:

(in millions)	+300bp	+200bp	+100bp	0	-100bp	-200bp	-300bp
Mortgage-backed securities	$941.8	$993.4	$1,047.3	$1,098.8	$1,121.3	$1,127.5	$1,127.0
All other fixed income securities	3,558.1	3,713.7	3,880.3	4,057.4	4,239.1	4,401.4	4,447.7

Total	$4,499.9	$4,707.1	$4,927.7	$5,156.2	$5,360.4	$5,528.9	$5,574.7

Comment 9

For our Property and Casualty business, we developed an investment strategy that is intended to maximize investment income with consideration towards driving long-term growth of shareholders’ equity and book value. The determination of the appropriate asset allocation is a process that focuses on the types of business written and the level of surplus required to support our different businesses and the risk return profiles of the underlying asset classes. We look to balance the goals of capital preservation, stability, liquidity and after-tax return.

The majority of our assets are invested in the fixed income markets. Through fundamental research and credit analysis, our investment professionals seek to identify a combination of stable income producing higher quality U.S. agency, corporate and mortgage-backed securities and undervalued securities in the credit markets. We have a general policy of diversifying investments both within and across all portfolios to mitigate credit and interest rate risk. We monitor the credit quality of our investments and our exposure to individual markets, borrowers, industries, sectors and, in the case of direct commercial mortgages and commercial mortgage-backed securities, property types and geographic locations. In addition, we currently carry long-term debt which is subject to interest rate risk. The majority of this debt was issued at fixed interest rates of 8.207% and 7.625%. Current market conditions do not allow for us to invest assets at similar rates of return; and, therefore our earnings on a similar level of assets are not sufficient to cover our current debt interest costs.

The following tables for the years ended December 31, 2008 and 2007 provide information about our financial instruments used for purposes other than trading that are sensitive to changes in interest rates. The tables present principal cash flows and related weighted-average interest rates by expected maturities, unless otherwise noted below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or we may have the right to put or sell the obligations back to the issuers. Mortgage-backed and asset-backed securities are included in the category representing their expected maturity. Available-for-sale securities include both U.S. and foreign-denominated fixed maturities, but exclude foreign currency swap contracts. Additionally, we have assumed our available-for-sale securities are similar enough to aggregate those securities for presentation purposes. Specifically, variable rate available-for-sale securities comprise an immaterial portion of the portfolio and do not have a significant impact on weighted-average interest rates. Therefore, the variable rate investments are not presented separately; instead they are included in the tables at their current interest rate. For liabilities that have no contractual maturity, the tables present principal cash flows and related weighted-average interest rates based on our historical experience, management’s judgment, and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. In addition, long-term debt is presented at contractual maturities, except for our long-term debt for recently acquired subsidiaries. We have presented this debt in the category that reflects the more likely payments of this debt, which is expected to be earlier than their contractual maturities.

Comment 9

The market rate disclosures presented for 2008 differ from 2007 due to the sale of FAFLIC on January 2, 2009. FAFLIC rate sensitive assets and liabilities have been excluded for the year ended December 31, 2008.

For the Years Ended December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value 12/31/08
(Dollars in millions)
Rate Sensitive Assets:
Available-for-sale securities	$489.4	$464.6	$558.8	$471.1	$502.6	$2,348.5	$4,835.0	$4,444.5
Average interest rate	3.42%	5.52%	6.01%	5.86%	5.28%	5.66%	5.44%
Mortgage loans	$4.2	$20.6	$0.3	$—	$—	$7.0	$32.1	$33.1
Average interest rate	7.59%	8.08%	6.60%	—	—	7.70%	7.92%
Rate Sensitive Liabilities:
Supplemental contracts without life contingencies	$6.8	$—	$—	$—	$—	$—	$6.8	$6.8
Average interest rate	0.75%	—	—	—	—	—	0.75%
Long-term debt	$4.0	$3.1	$—	$15.5	$—	$508.8	$531.4	$325.8
Average interest rate	5.68%	7.79%	—	7.29%	—	7.98%	7.94%

For the Years Ended December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value 12/31/07
(Dollars in millions)
Rate Sensitive Assets:
Available-for-sale securities	$468.7	$373.6	$516.5	$625.6	$578.1	$3,285.8	$5,848.3	$5,849.7
Average interest rate	4.80%	5.80%	5.98%	6.12%	5.94%	5.60%	5.67%
Mortgage loans	$2.3	$4.5	$21.4	$0.4	$0.9	$12.7	$42.2	$43.9
Average interest rate	7.10%	7.60%	8.09%	6.61%	8.45%	7.59%	7.83%
Policy loans	$—	$—	$—	$—	$—	$116.0	$116.0	$116.0
Average interest rate	—	—	—	—	—	6.17%	6.17%
Rate Sensitive Liabilities:
Supplemental contracts without life contingencies	$11.4	$2.0	$1.5	$1.2	$1.1	$3.6	$20.8	$20.8
Average interest rate	1.66%	2.67%	2.71%	2.76%	2.81%	2.89%	2.15%
Other individual contract deposit funds	$5.1	$4.5	$3.9	$3.5	$4.0	$68.7	$89.7	$89.7
Average interest rate	3.62%	3.58%	3.54%	3.52%	3.50%	3.50%	3.52%
Other group contract deposit funds	$4.1	$4.0	$3.7	$3.5	$3.2	$10.4	$28.9	$28.8
Average interest rate	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%	4.26%
Trust instruments supported by funding obligations	$19.0	$—	$—	$20.3	$—	$—	$39.3	$39.5
Average interest rate	8.20%	—	—	6.00%	—	—	7.24%
Long-term debt	$—	$—	$3.1	$—	$—	$508.8	$511.9	$480.2
Average interest rate	—	—	7.79%	—	—	7.98%	7.98%

Comment 10

D. Securities In A Continuous Unrealized Loss Position

The following table provides information about the Company’s fixed maturities and equity securities that have been continuously in an unrealized loss position at December 31, 2008:

	12 months or less		Greater than 12 months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
(in millions)
Investment Grade Fixed Maturities
U.S. Treasury securities and U.S. government and agency securities	$0.8	$75.8	$—	$—	$0.8	$75.8
States and political subdivisions	27.1	362.4	3.9	56.5	31.0	418.9
Foreign governments	—	—	—	—	—	—
Corporate fixed maturities	112.1	1,281.9	102.6	442.3	214.7	1,724.2
Residential mortgage-backed securities	18.7	120.6	3.2	30.2	21.9	150.8
Commercial mortgage-backed securities	26.4	273.8	23.6	146.0	50.0	419.8

Total investment grade fixed maturities	185.1	2,114.5	133.3	675.0	318.4	2,789.5
Below Investment Grade Fixed Maturities (1)
U.S. Treasury securities and U.S. government and agency securities	—	—	—	—	—	—
States and political subdivisions	4.7	6.9	—	—	4.7	6.9
Foreign governments	—	—	—	—	—	—
Corporate fixed maturities	59.8	145.7	—	—	59.8	145.7
Residential mortgage-backed securities	—	1.5	—	—	—	1.5
Commercial mortgage-backed securities	—	—	—	—	—	—

Total below investment grade fixed maturities	64.5	154.1	—	—	64.5	154.1
Equity securities	11.4	32.3	—	—	11.4	32.3

Total fixed maturities and equity securities	261.0	2,300.9	133.3	675.0	394.3	2,975.9
Less: securities held for sale	(33.5)	(395.6)	(34.4)	(200.3)	(67.9)	(595.9)

Total, excluding securities held for sale	$227.5	$1,905.3	$98.9	$474.7	$326.4	$2,380.0

(1)	Substantially all below investment grade securities with an unrealized loss had been rated by the NAIC, Standard & Poor’s, or Moody’s at December 31, 2008.

The Company employs a systematic methodology to evaluate declines in fair value below amortized cost for all investments. The methodology utilizes a quantitative and qualitative process ensuring that available evidence concerning the declines in fair value below amortized cost is evaluated in a disciplined manner. In determining whether a decline in fair value below amortized cost is other-than-temporary, the Company evaluates the issuer’s overall financial condition; the issuer’s credit and financial strength ratings; the issuer’s financial performance, including earnings trends, dividend payments and asset quality; any specific events which may influence the operations of the issuer including governmental actions such as the enactment of The Emergency Economic Stabilization Act of 2008 and receipt of related funds; a weakening of the general market conditions in the industry or geographic region in which the issuer operates; the length of time and the degree to which the fair value of an issuer’s securities remains below cost; the Company’s intent and ability to hold the security until such time to allow for the expected recovery in value; and with respect to fixed maturity investments, any factors that might raise doubt about the issuer’s ability to pay all amounts due according to the contractual terms. The Company applies these factors to all securities. As a result of this review, the Company has concluded that the gross unrealized losses of fixed maturities and equity securities at December 31, 2008 are temporary.

Comment 10

The following table provides information on the Company’s unrealized losses of fixed maturity securities by credit ratings, including ratings of securities with third party guarantees, as of December 31, 2008.

($ in millions)	AAA	AA	A	BBB	Total investment grade	BB	B	CCC and below	Total below investment grade	Total
U.S. Treasury securities and U.S.	$0.8	$—	$—	$—	$0.8	$—	$—	$—	$—	$0.8
States and political subdivisions	3.2	11.4	11.3	5.1	31.0	3.2	1.5	—	4.7	35.7
Foreign governments	—	—	—	—	—	—	—	—	—	—
Corporate fixed maturities	0.5	2.5	91.3	120.4	214.7	15.0	26.3	18.5	59.8	274.5
Residential mortgage-backed securities	19.4	2.5	—	—	21.9	—	—	—	—	21.9
Commercial mortgage-backed securities	32.9	6.3	10.8	—	50.0	—	—	—	—	50.0

Total fixed maturities	56.8	22.7	113.4	125.5	318.4	18.2	27.8	18.5	64.5	382.9
Less: securities held for sale	(17.3)	(2.2)	(19.8)	(28.3)	(67.6)	(0.3)	—	—	(0.3)	(67.9)

Total, excluding securities held for sale	$39.5	$20.5	$93.6	$97.2	$250.8	$17.9	$27.8	$18.5	$64.2	$315.0

Comment 11

7. FAIR VALUE

Effective January 1, 2008, the Company adopted Statement No. 157 as it relates to its financial assets and liabilities. Statement No. 157 provides for a standard definition of fair value to be used in new and existing pronouncements, including Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. This statement requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts that could be realized upon immediate liquidation.

Statement No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability, i.e., exit price, in an orderly transaction between market participants and also establishes a hierarchy for determining fair value, which emphasizes the use of observable market data whenever available. The three broad levels defined by the hierarchy are as follows, with the highest priority given to Level 1 as these are the most reliable, and the lowest priority given to Level 3:

Level 1 –	Quoted prices in active markets for identical assets.

Level 2 –	Quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, or other inputs that are observable or can be corroborated by observable market data, including model-derived valuations.

Level 3 –	Unobservable inputs that are supported by little or no market activity.

When more than one level of input is used to determine fair value, the financial instrument is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

For these short-term investments, the carrying amount approximates fair value.

Fixed Maturities

Level 1 securities generally include U.S. Treasury issues and other securities that are highly liquid and for which quoted market prices are available. Level 2 securities are valued using pricing for similar securities and pricing models that incorporate observable inputs including, but not limited to yield curves and issuer spreads. Level 3 securities include issues for which little observable data can be obtained, primarily due to the illiquid nature of the securities, and for which significant inputs used to determine fair value are based on the Company’s own assumptions. Non-binding broker quotes are also included in Level 3.

The Company utilizes a third party pricing service for the valuation of the majority of its fixed maturity securities and receives one quote per security. When quoted market prices in an active market are available, they are provided by the pricing service as the fair value and such values are classified as Level 1. Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for other securities using pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and prepayment assumptions, when necessary. Inputs into these applications include, but are not limited to benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids offers and reference data. Generally, all prices provided by the pricing service, except quoted market prices, are reported as Level 2.

Comment 11

The Company holds privately placed corporate bonds and certain other bonds that do not have an active market and for which the pricing service cannot provide fair values. The Company determines fair values for these securities using either matrix pricing or broker quotes. The Company will use observable market data to the extent it is available, but is also required to use a certain amount of unobservable judgment due to the illiquid nature of the securities involved. Additionally, the Company may obtain nonbinding broker quotes which are reported as Level 3.

Equity Securities

Level 1 includes publicly traded securities valued at quoted market prices. Level 3 consists of common stock of private companies for which observable inputs are not available.

The Company utilizes a third party pricing service for the valuation of the majority of its equity securities and receives one quote for each equity security. When quoted market prices in an active market are available, they are provided by the pricing service as the fair value and such values are classified as Level 1. Generally, all prices provided by the pricing service, except quoted market prices, are reported as Level 2. Occasionally, the Company may obtain nonbinding broker quotes which are reported as Level 3.

Mortgage Loans

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

Policy Loans

The carrying amount reported in the Consolidated Balance Sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts. Policy loans are held-for-sale at December 31, 2008.

Derivative Instruments

These Level 3 valuations are derived from the counterparties’ internally developed models which do not necessarily represent observable market data. Derivatives are held-for-sale at December 31, 2008.

Separate Account Assets

The Company’s separate accounts are invested in variable insurance trust funds which have a daily net asset value obtainable from an active market. Separate accounts are held-for-sale at December 31, 2008.

Investment Contracts (Without Mortality Features)

Fair values for liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Liabilities under supplemental contracts without life contingencies are estimated based on current fund balances while other individual contract funds represent the present value of future policy benefits. Other liabilities are based on current surrender values.

Legal Indemnities

Fair values are estimated using probability-weighted discounted cash flow analyses.

Trust Instruments Supported by Funding Obligations

Fair values are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued.

Long-term Debt

The fair value of long-term debt was estimated based on quoted market prices. If a quoted market price is not available, fair values are estimated using independent pricing sources.

Comment 11

The estimated fair values of the financial instruments were as follows:

	2008		2007
DECEMBER 31 (In millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	$529.5	$529.5	$275.4	$275.4
Fixed maturities (1)	5,156.2	5,156.2	5,722.0	5,722.0
Equity securities (2)	47.8	47.8	44.9	44.9
Mortgage loans	31.1	33.1	41.2	43.9
Policy loans	111.1	111.1	116.0	116.0
Derivative instruments	—	—	5.8	5.8

Total financial assets, including financial assets held-for-sale	5,875.7	5,877.7	6,205.3	6,208.0
Less: financial assets held-for-sale	(1,174.2)	(1,174.2)	(1,324.1)	(1,324.1)

Total, excluding financial assets held-for-sale	$4,701.5	$4,703.5	$4,881.2	$4,883.9

Financial Liabilities
Derivative instruments	$0.2	$0.2	$1.1	$1.1
Supplemental contracts without life contingencies	18.5	18.5	20.8	20.8
Dividend accumulations	81.1	81.1	83.1	83.1
Other individual contract deposit funds	5.5	5.5	6.6	6.6
Other group contract deposit funds	25.4	25.3	28.9	28.8
Legal indemnities	11.3	11.3	29.8	29.8
Trust instruments supported by funding obligations	15.0	15.9	39.1	39.5
Long-term debt	531.4	325.8	511.9	480.2

Total financial liabilities, including financial liabilities held-for-sale	688.4	483.6	721.3	689.9
Less: financial liabilities held-for-sale	(138.9)	(139.7)	(171.6)	(171.9)

Total, excluding financial liabilities held-for-sale	$549.5	$343.9	$549.7	$518.0

(1)	Includes $42.2 million of trust preferred capital securities of a THG affiliated entity that are designated as held-to-maturity and are carried at amortized cost.

(2)	Includes certain investments in equities of unconsolidated affiliates totaling $11.4 million that are carried at cost.

The Company performs a review of the fair value hierarchy classifications and of prices received from its third party pricing service on a quarterly basis. The Company reviews the pricing services’ policy describing its processes, practices and inputs, including various financial models used to value securities. Also, the Company reviews the portfolio pricing. Securities with changes in prices that exceed a defined threshold are verified to independent sources such as Bloomberg. If upon review, the Company is not satisfied with the validity of a given price, a pricing challenge would be submitted to the pricing service along with supporting documentation for its review. The Company does not adjust quotes or prices obtained from the pricing service unless the pricing service agrees with the Company’s challenge. During 2008, the Company did not adjust any prices received from brokers or its pricing service.

Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities within the fair value hierarchy. Reclassifications related to Level 3 of the fair value hierarchy are reported as transfers in or out of Level 3 as of the beginning of the period in which the reclassification occurs. As previously discussed, the Company utilizes a third party pricing service for the valuation of the majority of its fixed maturities and equity securities. The pricing service has indicated that it will only produce an estimate of fair value if there is

Comment 11

objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Company will use observable market data to the extent it is available, but may also be required to make assumptions for market based inputs that are unavailable due to market conditions.

During 2008, the Company transferred certain assets into Level 3 which were previously classified as Level 2, primarily as a result of assessing the significance of unobservable inputs on the fair value measurement.

The Company holds fixed maturity securities, equity securities and separate account assets for which fair value is determined on a recurring basis. The following table presents for each hierarchy level, the Company’s assets and liabilities that are measured at fair value at December 31, 2008.

	Fair Value
(In millions)	Total	Level 1	Level 2	Level 3
Fixed Maturities:
U.S. Treasury securities and U.S. Government and agency securities	$355.6	$101.4	$254.2	$—
States and political subdivisions	726.9	—	718.3	8.6
Foreign governments	4.8	1.8	3.0	—
Corporate fixed maturities	2,496.9	17.8	2,425.0	54.1
Mortgage-backed securities	1,529.8	—	1,503.4	26.4

Total fixed maturities (1)	5,114.0	121.0	4,903.9	89.1
Equity securities (2)	36.4	35.1	0.1	1.2
Separate account assets	263.4	263.4	—	—

Total assets at fair value including held-for-sale	5,413.8	419.5	4,904.0	90.3
Less: assets held-for-sale	(1,213.9)	(304.4)	(903.7)	(5.8)

Total assets at fair value, excluding assets held-for-sale	$4,199.9	$115.1	$4,000.3	$84.5

(1)	Excludes $42.2 million of trust preferred capital securities of a THG affiliated entity that are designated as held-to-maturity that are carried at amortized cost.

(2)	Excludes certain investments in equities of unconsolidated affiliates totaling $11.4 million that are carried at cost.

Comment 11

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

	Year Ended December 31, 2008
	Level 3 Assets				Level 3 Liabilities
(In millions)	Fixed Maturities	Equity Securities	Derivatives	Total Assets	Derivatives
Balance January 1, 2008	$30.5	$1.3	$5.8	$37.6	$(1.1)
Total (losses) gains:
Included in earnings	(1.4)	—	(4.2)	(5.6)	(1.5)
Included in other comprehensive income	(4.6)	(0.1)	0.7	(4.0)	—
Net redemptions	(3.9)	—	(2.3)	(6.2)	2.4
Net transfers into Level 3 (1)	68.5	—	—	68.5	—

Balance December 31, 2008, including held-for-sale	89.1	1.2	—	90.3	(0.2)
Less: Level 3 held-for-sale	(5.8)	—	—	(5.8)	0.2

Balance December 31, 2008	$83.3	$1.2	$—	$84.5	$—

(1)	Reflects a net reclassification from Level 2 to Level 3 primarily related to assessing the significance of unobservable inputs on the fair value measurement.

The table below summarizes losses and gains due to changes in fair value, including both realized and unrealized gains and losses, recorded in net income for Level 3 assets and liabilities.

	Year Ended December 31, 2008
	Level 3 Assets				Level 3 Liabilities
(in millions)	Fixed Maturities	Equity Securities	Derivatives	Total Assets	Derivatives
Classification of net realized investment losses and net change in unrealized depreciation:
Loss from operations of discontinued FAFLIC business	$(0.7)	$—	$(4.2)	$(4.9)	$(1.4)
Realized investment losses	(0.7)	—	—	(0.7)	—
Other operating expenses	—	—	—	—	(0.1)

Total	$(1.4)	$—	$(4.2)	$(5.6)	$(1.5)

Supplemental Schedule #10b

The following table provides information on the Company’s unrealized losses of fixed maturity securities by credit ratings, including ratings of securities with third party guarantees, as of December 31, 2008.

($ in millions)	AAA	AA	A	BBB	Total investment grade	BB	B	CCC and below	Total below investment grade	Total
U.S. Treasury securities and U.S.	$0.8	$—	$—	$—	$0.8	$—	$—	$—	$—	$0.8
States and political subdivisions	3.2	11.4	11.3	5.1	31.0	3.2	1.5	—	4.7	35.7
Foreign governments	—	—	—	—	—	—	—	—	—	—
Corporate fixed maturities	0.5	2.5	91.3	120.4	214.7	15.0	26.3	18.5	59.8	274.5
Residential mortgage-backed securities	19.4	2.5	—	—	21.9	—	—	—	—	21.9
Commercial mortgage-backed securities	32.9	6.3	10.8	—	50.0	—	—	—	—	50.0

Total fixed maturities	56.8	22.7	113.4	125.5	318.4	18.2	27.8	18.5	64.5	382.9
Less: securities held for sale	(17.3)	(2.2)	(19.8)	(28.3)	(67.6)	(0.3)	—	—	(0.3)	(67.9)

Total, excluding securities held for sale	$39.5	$20.5	$93.6	$97.2	$250.8	$17.9	$27.8	$18.5	$64.2	$315.0

The following table provides information on the Company’s unrealized losses of fixed maturity securities by credit ratings, without regard to third party guarantees, as of December 31, 2008.

($ in millions)	AAA	AA	A	BBB	Total investment grade	BB	B	CCC and below	Total below investment grade	Total
U.S. Treasury securities and U.S.	$0.8	$—	$—	$—	$0.8	$—	$—	$—	$—	$0.8
States and political subdivisions	3.2	4.4	8.6	13.8	30.0	4.2	1.5	—	5.7	35.7
Foreign governments	—	—	—	—	—	—	—	—	—	—
Corporate fixed maturities	0.5	2.5	91.3	120.4	214.7	15.0	26.3	18.5	59.8	274.5
Residential mortgage-backed securities	19.4	2.5	—	—	21.9	—	—	—	—	21.9
Commercial mortgage-backed securities	32.9	6.3	10.8	—	50.0	—	—	—	—	50.0

Total fixed maturities	56.8	15.7	110.7	134.2	317.4	19.2	27.8	18.5	65.5	382.9
Less: securities held for sale	(17.3)	(2.2)	(19.8)	(28.3)	(67.6)	(0.3)	—	—	(0.3)	(67.9)

Total, excluding securities held for sale	$39.5	$13.5	$90.9	$105.9	$249.8	$18.9	$27.8	$18.5	$65.2	$315.0

Supplemental Schedule #10c

The following table summarizes the Company’s gross unrealized losses as investment grade and non-investment grade, based on the ratio of unrealized loss to amortized cost:

	December 31, 2008
	Par	Amortized Cost	Unrealized Loss	Fair Value	FV as % of Total Fixed Maturities and Equities
Fixed Maturities
Investment grade:
Unrealized loss that is greater than 80% of amortized cost	$—	$—	$—	$—	0.0%
Unrealized loss that is equal to 60-79% of amortized cost	20.9	21.9	13.9	8.0	0.2%
Unrealized loss that is less than 60% of amortized cost	3,191.7	3,086.0	304.5	2,781.5	53.4%

	3,212.6	3,107.9	318.4	2,789.5	53.6%

Below investment grade:
Unrealized loss that is greater than 80% of amortized cost	16.9	—	—	—	0.0%
Unrealized loss that is equal to 60-79% of amortized cost	30.0	18.7	12.8	5.9	0.1%
Unrealized loss that is less than 60% of amortized cost	236.1	199.9	51.7	148.2	2.9%

	283.0	218.6	64.5	154.1	3.0%

Equities
Common stock:
Unrealized loss that is greater than 80% of amortized cost	—	—	—	—	0.0%
Unrealized loss that is equal to 60-79% of amortized cost	—	—	—	—	0.0%
Unrealized loss that is less than 60% of amortized cost	1.4	43.7	11.4	32.3	0.6%

	1.4	43.7	11.4	32.3	0.6%

Total fixed maturities and equities	$3,497.0	$3,370.2	$394.3	$2,975.9	57.2%
Less: securities held for sale	(656.3)	(663.8)	(67.9)	(595.9)	(11.5)%

Total, excluding securities held for sale	$2,840.7	$2,706.4	$326.4	$2,380.0	45.7%